UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of July 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Lisbon, July 21ST 2005

Reuters:         EDPP.IN / EDP.N

Bloomberg:   EDP PL / EDP US

INVESTOR RELATIONS DEPARTMENT

Pedro Pires, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Catarina Mello

Phone +351 210012834

Fax:     +351 210012899

Email: ir@edp.pt

PRESS RELEASE

EDP – Energias de Portugal, S.A. (“EDP”), announced today that it is late in filing with the U.S. Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”).

The Form 20-F could not be filed within the prescribed time period as a result of a delay in completing the preparation of EDP’s financial statements, resulting from EDP’s change in external auditors in October 2004, as previously disclosed in a Form 12b-25 filed with the SEC on July 1, 2005.

EDP expects to file its Form 20-F no later than July 29, 2005.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal Share Capital €3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 1805     Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated July 21, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	Chief Executive Officer